Mines Richmont inc.

110, avenue Principale
Rouyn-Noranda QC
J9X 4P2, CANADA

Tél. : (819) 797-2465
Téléc. : (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

MONTREAL, July 7, 2004 - Richmont Mines Inc. (the "Company") announces today that the TSX has accepted the Company's notice of intention to renew for another period of twelve months its normal course issuer bid to purchase outstanding common shares of the Company through the facilities of the TSX, which bid expires on July 8, 2004. Up to 800,000 common shares of Richmont Mines, representing approximately 5% of the 16,099,953 common shares of the Company issued and outstanding on July 5, 2004, may be purchased under the renewed bid. The purchases may commence on July 9, 2004 and will extend to July 8, 2005.

In the opinion of management of the Company, this normal course issued bid is justified by the fact that the common shares might be undervalued on the market from time to time in regards to Richmont Mines's financial position and future prospects and that the purchase thereof by the Company is an appropriate use of the funds of the Company. Richmont Mines has purchased 281,000 common shares at an average price of $5.09 within the past 12 months pursuant to its issuer bid which expires tomorrow.

All the shares acquired under the bid will be purchased through the facilities of The Toronto Stock Exchange in accordance with its requirements. All such acquired shares will automatically be cancelled. Consideration for shares purchased will be the market price for such shares at the time of the acquisition.

To the knowledge of the Company, none of the directors, officers or other insiders intends to sell shares during the term of the issuer bid; however, should an insider decide to sell shares during the term of the issuer bid, in no circumstances whatsoever will the benefits received by such insider differ from those received by any other shareholder.

Richmont Mines is actively pursuing the development of its mining assets while continuing to seek new gold projects. The Company has no long-term debt, no hedging contracts for gold and has working capital of approximately $30 million.

Louis Dionne
President

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For more information, contact:

Martin Rivard	Telephone:	(819) 797-2465
Executive Vice President	Fax:	(819) 797-0166
Trading symbol: RIC	Listings:	Toronto – Amex

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-U.S. exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in periodic reports from Richmont Mines Inc.